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                                   EXHIBIT 8




                                  TAX OPINION





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                               October 2, 1996





                                                                   Mobile Office




First Family Financial Corporation
2801 South Bay Street
Eustis, FL  32726

The Colonial BancGroup, Inc.
One Commerce Street
P. O. Box 1108
Montgomery, AL  36104

         Re:  Tax Opinion

Gentlemen:

         We have acted as counsel to The Colonial BancGroup, Inc., a Delaware corporation ("BancGroup"), in connection with the merger of First Family Financial Corporation, a Florida corporation ("First Family") with and into BancGroup, pursuant to the Agreement and Plan of Merger, dated as of July 19, 1996, (the "Agreement") by and between BancGroup and First Family. This opinion is being rendered to you pursuant to paragraph 8.5 of the Agreement.

         In rendering this opinion, we have relied upon the facts, which are not restated herein, but rather, as they have been presented to us in the Agreement, and in a preliminary joint proxy statement-prospectus of First
Family and BancGroup to be filed with the Securities and Exchange Commission.
We have assumed that the merger will be consummated on the Effective Date pursuant to the terms and conditions set forth in the
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Agreement and as described in the preliminary joint proxy statement-prospectus.
We have assumed, with your consent, that the facts presented to us provide an accurate and complete description of the facts and circumstances concerning the proposed transaction. Any changes to the facts, representations, or documents referred to in this opinion may affect the conclusions stated herein.

         In connection with this opinion, we have assumed, with your consent, the following:

         (1) BancGroup does not plan to sell or otherwise dispose of any of the stock of First Family Bank, FSB (the "Bank"), a wholly owned subsidiary of First Family except that the Bank will be merged with Colonial Bank, BancGroup's wholly owned Florida banking subsidiary, simultaneously with or shortly after the merger.

         (2) BancGroup will continue the historic business of First Family and the Bank or will use a significant portion of the historic business assets of First Family and the Bank in a business.

         (3) First Family has no knowledge of any plan or intention on the part of its shareholders to sell or otherwise dispose of the BancGroup common stock to be received by them that would reduce their holdings to a number of shares having, in the aggregate, a fair market value of less than fifty percent of the total fair market value of First Family common stock outstanding immediately before the merger.

         (4) As a result of the merger, each share of the issued and outstanding First Family common stock will be converted into the right to receive BancGroup common stock and cash. A First Family shareholder will receive $11.75 in cash and BancGroup common stock with a value of $11.75 for each share of First Family common stock held by that shareholder.

         (5) No fractional shares will be issued in the Merger. In the event fractional shares result in the exchange, First Family shareholders entitled to fractional shares will be paid cash by BancGroup for their fractional shares.

         (6) The fair market value of the BancGroup common stock and cash to be received by a First Family shareholder will be approximately equal to the fair market value of the First Family stock exchanged therefor.

         (7) First Family shareholders do not have dissenters' rights and, therefore, no cash will be paid to First Family shareholders other than as described above.

         (8) The proposed merger will be effected for substantial non-tax business
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purposes.

         (9) First Family is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Internal Revenue Code of 1986, as amended (the "Code").

         On the basis of the foregoing and our consideration of such other matters as we have considered necessary, we advise you that, in our opinion, for federal income tax purposes:

         (1) The merger of First Family with and into BancGroup in accordance with the terms of the Agreement will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code. Bancgroup and First Family will each be a "party to a reorganization" under Section 368(b) of the Code.

         (2) No gain or loss will be recognized by First Family upon the transfer of its assets and liabilities to BancGroup. Sections 357(a) and 361(a) of the Code. No gain or loss will be recognized by BancGroup upon receipt of the assets and liabilities of First Family. Section 1032(a) of the Code.

         (3) A First Family shareholder who exchanges shares of First Family stock for a combination of BancGroup common stock and cash as described in the Agreement will recognize gain, if any, but in an amount not in excess of the cash received. The amount of the gain realized will be the excess of (a) the sum of (i) the amount of cash received and (ii) the fair market value of the shares of BancGroup Common Stock received, over (b) the tax basis of the shares of First Family stock exchanged therefor. No loss will be recognized. Sections 356(a)(1), (c) of the Code.

         (4) Any gain recognized by a shareholder of First Family will be characterized as a capital gain if the First Family stock is a capital asset in the hands of such shareholder and the receipt of the cash does not have "the effect of the distribution of a dividend" within the meaning of Section 356(a)(2) of the Code as interpreted by the United States Supreme Court in Commissioner v. Clark, 489 U.S. 726 (1989). Pursuant to Clark, it will be assumed that BancGroup issued all stock to each of the First Family shareholders and then BancGroup redeemed a portion of such stock for the amount of cash that was actually issued. If that hypothetical redemption satisfies any of the tests of Section 302(b) of the Code, the hypothetical redemption will be treated as an exchange. Otherwise, the receipt of the cash will be treated as a dividend under Section 356(a)(2) of the Code. In the present case, the First Family shareholders should be able to satisfy one or more of the tests of Section 302(b) of the Code. However, the application of such provisions is dependent

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upon each shareholder's facts and circumstances and is affected by the attribution rules of Section 318 of the Code. Consequently, shareholders should seek independent tax advice as to the tax effect of the merger, including the receipt of the cash, to them.

         (5) The constructive ownership rules of Section 318 of the Code apply in determining whether the receipt of cash has "the effect of the distribution of a dividend." Under these rules, shares subject to options and shares owned (or, in some cases, constructively owned) by members of the shareholder's family, and by related entities (such as corporations, partnerships, trusts, and estates) in which the shareholder, a member of his family, or a related entity has an interest, may be counted as owned by the shareholder. Similarly, an entity may be treated as owning shares owned by related persons or entities (such as shareholders, partners, or beneficiaries).

         (6) The tax basis of the BancGroup common stock received by a First Family shareholder will be the same as the adjusted tax basis of the shares of First Family stock exchanged, decreased by the amount of cash received and increased by the amount treated as a dividend and the amount of gain recognized on the exchange. Section 358(a)(1) of the Code.

         (7) The holding period of the BancGroup common stock received by a First Family shareholder will include the holding period of the shares of First Family stock exchanged therefor if such shares were capital assets in the hands of the exchanging shareholder. Section 1223(1) of the Code.

         (8) Cash received in lieu of a fractional share interest in BancGroup Common Stock will be treated as received in redemption for such fractional share. The gain recognized on such redemption will be determined in the same manner as described above. Consequently, a First Family shareholder should recognize gain or loss equal to the difference between the cash received and the basis of such fractional share interest.

         This opinion is being rendered solely to the parties to whom it is addressed. This opinion may not be relied upon nor distributed to any other person without the written





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consent of our Firm.  We hereby consent to the reference to our Firm in, and to the filing of this opinion as an exhibit to, the joint proxy statement-prospects.

                                   Very truly yours,



                                   /s/ MILLER, HAMILTON, SNIDER & ODOM, L.L.C.